SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            MICROTOUCH SYSTEMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   595145 103
                                 (CUSIP Number)

                                                                COPY TO:
               GREGG LARSON, ESQ.                         JOHN T. KRAMER, ESQ.
ASSISTANT GENERAL COUNSEL AND ASSISTANT SECRETARY         DORSEY & WHITNEY LLP
   MINNESOTA MINING AND MANUFACTURING COMPANY            PILLSBURY CENTER SOUTH
                    3M CENTER                            220 SOUTH SIXTH STREET
            ST. PAUL, MINNESOTA 55144                    MINNEAPOLIS, MN 55402
            TELEPHONE: (651) 733-2204                  TELEPHONE: (612) 340-2600
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                NOVEMBER 13, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No.
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1.    NAME OF REPORTING PERSONS                            Minnesota Mining and
                                                           Manufacturing Company
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (ENTITIES ONLY)                                      410417775

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[ ]
                                                           (b)[ ]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS                                      WC

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5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)           [ ]

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6.    CITIZENSHIP OR PLACE OF ORGANIZATION                 Delaware

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       NUMBER OF
         SHARES         7.     SOLE VOTING POWER           1,291,873 (1)
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH          8.     SHARED VOTING POWER         919,820 (2)
       REPORTING
         PERSON         --------------------------------------------------------
          WITH          9.     SOLE DISPOSITIVE POWER      1,291,873 (1)

                        --------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER    0

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11.   AGGREGATE AMOUNT BENEFICIALLY OWNED                  2,211,693 (1) (2)
      BY EACH REPORTING PERSON

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12.   CHECK IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES                     [ ]

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13.   PERCENT OF CLASS REPRESENTED
      BY AMOUNT IN ROW (11)                                25.9 % (1) (2) (3)

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                             CO

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         (1) In the event the Option (discussed in Items 3 and 4 below) becomes exercisable and is exercised in full, Minnesota Mining and Manufacturing Company ("3M") will have sole voting power with respect to up to 1,291,873 shares of Common Stock of MicroTouch Systems, Inc. ("MicroTouch"), which, based upon the 6,491,823 shares of MicroTouch Common Stock outstanding as of November 10, 2000 (as represented by MicroTouch in the Merger Agreement discussed in Item 4) currently equals 19.9% of the outstanding shares of MicroTouch Common Stock. Prior to the exercise of the Option, 3M is not entitled to any rights as a shareholder of MicroTouch as to the shares of MicroTouch Common Stock covered by the Option. The Option may only be exercised upon the happening of certain events referred to in the Stock Option Agreement, none of which has occurred as of the date hereof. 3M expressly disclaims beneficial ownership of any of the shares of MicroTouch Common Stock which are purchasable by 3M upon exercise of the Option until such time as 3M purchases any such shares of MicroTouch Common Stock upon any such exercise.

         (2) 919,820 shares of MicroTouch Common Stock are subject to a Voting Agreement entered into by 3M and certain shareholders of MicroTouch (discussed in Item 6 below). The 919,820 shares are comprised of

159,820 issued and outstanding shares of MircroTouch Common Stock and 760,000 shares issuable upon the exercise of options to purchase shares of MicroTouch Common Stock. 3M expressly disclaims beneficial ownership of any of the shares of MicroTouch Common Stock covered by the Voting Agreement. Based on the 6,491,823 shares of MicroTouch Common Stock outstanding as of November 10, 2000 (as represented by MicroTouch in the Merger Agreement discussed in Item 4), the 760,000 shares issuable upon the exercise of options subject to the Voting Agreement and the 1,291,873 shares subject to the Option (discussed in Items 3 and 4 below), the number of shares of MicroTouch Common Stock indicated represents approximately 10.8% of MicroTouch Common.

         (3) The percentage is based on the 6,491,823 shares of MicroTouch Common Stock outstanding as of November 10, 2000 (as represented by MicroTouch in the Merger Agreement discussed in Item 4), the 760,000 shares issuable upon the exercise of options subject to the Voting Agreement and the 1,291,873 shares subject to the Option (discussed in Items 3 and 4 below).

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share ("MicroTouch Common Stock "), of MicroTouch Technologies, Inc., a Massachusetts corporation ("MicroTouch"). MicroTouch's principal executive offices are located at 300 Griffin Brook Park Drive, Methuen, Massachusetts, 08144.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:

                  Minnesota Mining and Manufacturing Company ("3M")

         (b)      Address of Principal Business Office:

                  3M Center
                  St. Paul, Minnesota 55144

         (c)      Principal Business:

                  3M is an integrated enterprise characterized by substantial intercompany cooperation in research, manufacturing and marketing of products. 3M's business has developed from its research and technology in coating and bonding for coated abrasives, the company's original product. Coating and bonding is the process of applying one material to another, such as abrasive granules to paper or cloth (coated abrasives), adhesives to backing (pressure-sensitive tapes), ceramic coating to granular mineral (roofing granules), glass beads to plastic backing (reflective sheeting), and low-tack adhesives to paper (repositionable notes). Shares of 3M are listed on the New York Stock Exchange

                  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of 3M are set forth in Annex A hereto and are incorporated herein by reference.

         (d)      Criminal Proceedings:

                  During the last five years, neither 3M nor any executive officer or director of 3M has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e)      Civil Proceedings:

                  During the last five years, neither 3M nor any executive officer or director of 3M has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      Place of Organization:

                  Delaware

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock Option Agreement dated as of November 13, 2000 (the "Stock Option Agreement"), between 3M and MicroTouch described below in
Item 4, MicroTouch granted to 3M an option (the "Option") to purchase up to 1,291,873 shares of MicroTouch Common Stock at a price of $21.00 per share, exercisable only upon the occurrence of certain events. The exercise of the Option to purchase the full number of shares of MicroTouch Common Stock covered by the Option would require aggregate funds of $27,129,333. If 3M were to purchase MicroTouch Common Stock pursuant to the Stock Option Agreement, 3M currently anticipates that such funds would be provided from 3M's working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         On November 13, 2000, 3M, Equinox Acquisition, Inc., a Massachusetts corporation and a wholly owned subsidiary of 3M ("Equinox"), and MicroTouch entered into an Agreement and Plan of Merger (the "Merger Agreement"), which provides for Equinox to be merged with and into MicroTouch in accordance with the Massachusetts General Laws and the Merger Agreement, as a result of which MicroTouch will be the surviving corporation and a wholly owned subsidiary of 3M (the "Merger"). The Merger is subject to receipt of regulatory approvals, the approval of MicroTouch's shareholders and other closing conditions. As a result of the Merger, each outstanding share of MicroTouch Common Stock will be converted into the right to receive $21.00 cash, per share, without interest. Consummation of the Merger may result in the MicroTouch Common Stock ceasing to be outstanding or authorized to be quoted on The Nasdaq Stock Market, Inc.'s National Market System ("Nasdaq") and the termination of registration pursuant to Section 12(g)(4) of the Act.

         The Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         As a condition and inducement to 3M's entering into the Merger Agreement, MicroTouch entered into the Stock Option Agreement with 3M. Pursuant to the Stock Option Agreement, MicroTouch has granted to 3M an Option to purchase up to 1,291,873 shares (the "Option Shares") of MicroTouch Common Stock at a price of $21.00 per share, exercisable only upon the occurrence of certain events. Under certain circumstances set forth in the Stock Option Agreement, 3M, as grantee of the Option, may surrender the Option to MicroTouch in exchange for a payment to be determined in the manner set forth in the Stock Option Agreement. The Stock Option Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

         Except as set forth in this Item 4, 3M has no plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through
(j) of Item 4 of Schedule 13D.

         The preceding summary of certain provisions of the Merger Agreement and the Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a),(b) Pursuant to the Stock Option Agreement, 3M has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 1,291,873 shares of MicroTouch Common Stock, which represent beneficial ownership of approximately 19.9% of the shares of MicroTouch Common Stock currently outstanding. If 3M were to acquire such shares, it would have sole voting and, subject to certain restrictions set forth in the Stock Option Agreement, investment power with respect thereto. Because of the limited circumstances in which the Option granted under the Stock Option Agreement is exercisable, 3M disclaims beneficial ownership of such shares of MicroTouch Common Stock subject to the Stock Option Agreement.

                  As a result of the Voting Agreement (discussed in Item 6 below), 3M may be deemed to own 159,820 shares of MicroTouch Common Stock and options to purchase 760,000 shares of Microtouch Common Stock. Such MicroTouch Common Stock constitutes approximately 10.8% of MicroTouch Common Stock, assuming the exercise of options to purchase 760,000 shares of MicroTouch Common Stock subject to the Voting Agreement and the 1,291,873 shares subject to the Option. 3M may be deemed to have the shared power to vote the shares that are subject to the Voting Agreement with respect to the Merger. However, 3M (i) is not entitled to any rights as a shareholder of MicroTouch as to the shares that are subject to the Voting Agreement and (ii) disclaims any beneficial ownership of the shares of MicroTouch Common Stock which are covered by the Voting Agreement.

                  To the best knowledge of 3M, no executive officer or director or 3M beneficially owns any shares of MicroTouch Common Stock.

         (c) Except as described above, there have been no transactions in MicroTouch Common Stock by 3M, or, to the best knowledge of 3M, by any of 3M's executive officers or directors during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On November 13, 2000, in connection with the execution of the Merger Agreement, 3M entered into a voting agreement ("Voting Agreement") with D. Westervelt Davis, James D. Logan, Edward J. Stewart III, Frank Manning, Peter E. Brumme, Geoffrey P. Clear, Robert D. Becker and James W. Ellis, each solely in their capacities as shareholders and/or option holders of MicroTouch. Each of these shareholders and/or option holders has agreed to vote all shares of MicroTouch Common Stock beneficially owned or controlled by such shareholder and/or option holders in favor of the Merger. In the Voting Agreement, each shareholder and/or option holders also agreed to vote against any action, proposal, agreement or transaction that would (i) result in a material breach of the Merger Agreement (ii) materially delay or impair the ability of MicroTouch to consummate the Merger. The Voting Agreement terminates upon the termination of the Merger Agreement prior to the effective time of the Merger or upon the effective time of the Merger, as more fully described in the Voting Agreement. As of November 13, 2000, the shareholders and/or option holders of MicroTouch that have entered into the Voting Agreement owned 159,820 shares of MicroTouch Common Stock and options to purchase 760,000 shares of Microtouch Common Stock (representing approximately 10.8% of MicroTouch Common Stock, assuming the exercise of options to purchase 760,000 shares of MicroTouch Common Stock subject to the Voting Agreement and the 1,291,873 shares subject to the Option.).

         The preceding summary of the Voting Agreement is qualified in its entirety by reference to the full text of such agreements, a form of which is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

         Except as set forth in Items 3, 4, 5 and 6, neither 3M nor, to the best knowledge of 3M, any of its directors or executive officers has any contracts, arrangements, understanding or relationships (legal or otherwise) with any other person with respect to any securities of MicroTouch.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         99.1 Agreement and Plan of Merger, dated as of November 13, 2000, by and among 3M, Equinox and MicroTouch.

         99.2 Stock Option Agreement, dated as of November 13, 2000, by and between 3M and MicroTouch.

         99.3 Shareholders Agreement dated as of November 13, 2000 by and between 3M, Equinox and the parties identified on Schedule A thereto.

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 27, 2000

                                       MINNESOTA MINING AND MANUFACTURING
                                       COMPANY


                                       By: /s/ Gregg M. Larson
                                           ------------------------------
                                           Name:  Gregg M. Larson
                                           Title: Assistant Secretary

                                                                       EXHIBIT A

                     DIRECTORS AND EXECUTIVE OFFICERS OF 3M

Directors and Executive Officers of 3M. The name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of 3M are set forth below. Unless otherwise indicated, each person's business address is that of 3M. Each such director and executive officer is a citizen of the United States.

                              POSITION WITH 3M; PRESENT OCCUPATION OR
                              EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE
NAME AND BUSINESS ADDRESS     PAST FIVE YEARS.

Livio D. DeSimone             Chairman of the Board and Chief Executive Officer
                              since 1991. Mr. De Simone is also a Director of Cargill, Incorporated, General Mills, Inc., Target
                              Corp., Vulcan Materials Company and Milliken &
                              Company.

Linda G. Alvarado             Director of 3M since 2000; President and Chief
3M                            Executive Officer, Alvarado Construction, Inc., a
P.O. Box 33428                commercial general contracting firm that she
St. Paul, MN 55133-3428       founded in 1976. Ms. Alvarado is also a director
                              of Engelhard Corporation, Pitney Bowes, Inc., and
                              Pepsi Bottling Group, Inc.

Harry C. Andrews              Executive Vice President, Electro and
                              Communications Markets since September 1999;Vice
                              President, Corporate Enterprise Development,
                              October 1996; Managing Director, Southern Europe
                              Region, May 1996; Managing Director, 3M Italy,
                              June 1993.

Ronald O. Baukol              Director of 3M since 1996- Executive Vice
                              President, International Operations since 1995.
                              Vice President, Asia Pacific, Canada and Latin
                              America, 1994-1995. Mr. Baukol is also a Director of Graco, Inc., and The Toro Company.

Ronald R. Belschner           Vice President, Engineering, Manufacturing and
                              Logistics since November 2000; Division Vice
                              President, Industrial Tape and Specialties
                              Division, April 1995.

John W. Benson                Executive Vice President, Health Care Markets
                              since January 1998; Group Vice President,
                              Industrial Markets Group, January 1996; Division
                              Vice President, Abrasive System Division, March
                              1995; Group Vice President, Abrasive, Chemical and
                              Film Products Group, August 1995.

Edward A. Brennan             Director of 3M since 1986; retired (1995)
3M                            Chairman of the Board, President, and Chief
P.O. Box 33428                Executive Officer, Sears, Roebuck and Co; Mr.
St. Paul, MN 55133-3428       Brennan is also a director of The Allstate
                              Corporation, Morgan Stanley Dean Witter & Co., AMR
                              Corporation, Unicom Corporation, Dean Foods
                              Company, and The SABRE Group Holdings, Inc.

Robert J. Burgstahler         Vice President, Finance and Administrative
                              Services since February 2000; President and
                              General Manager, 3M Canada Company, March 1998;
                              Staff Vice President, Taxes, May 1995; Executive
                              Director, Taxes, January 1994.

                              POSITION WITH 3M; PRESENT OCCUPATION OR
                              EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE
NAME AND BUSINESS ADDRESS     PAST FIVE YEARS.

M. Kay Grenz                  Vice President, Human Resources since March 1998;
                              Staff Vice President, Human Resources Consulting and Resource Services, August 1996; Staff Vice
                              President, Human Resources Corporate Services,
                              November 1992.

Paul Guehler                  Vice President, Research and Development since
                              June 2000; Vice President, Corporate Enterprise
                              Development and Optical Technologies, October
                              1999; Optical Markets and Technologies Vice
                              President, March 1998; Division Vice President,
                              Safety and Security Systems Division, February
                              1992.

Edward M. Liddy               Director of 3M since 2000; Chairman, President
3M                            and Chief Executive Officer of The Allstate
P.O. Box 33428                Corporation, the parent of Allstate Insurance
St. Paul, MN 55133-3428       Company. Prior to this Mr. Liddy served as
                              President and Chief Operating Officer from 1994 to
                              1998. Mr. Liddy is also a director of Kroger Co.

Moe S. Nozari                 Executive Vice President, Consumer and Office
                              Markets since June 1999; Group Vice President,
                              Consumer and Office Market Group, May 1996;
                              Division Vice President, Consumer Markets, October
                              1993.

Aulana L. Peters              Director of 3M since 1990; Partner, Gibson,
3M                            Dunn & Crutcher LLP, a law firm, Los Angeles,
P.O. Box 33428                California. Ms. Peters is also a director of
St. Paul, MN 55133-3428       Merrill Lynch & Co., Inc., Northrop Grumman Corp.,
                              and Callaway Golf Company.

David W. Powell               Vice President, Marketing since June 1999;
                              Division Vice President, Commercial Office Supply
                              Division, July 1996; Managing Director, 3M France,
                              February 1995.

                              POSITION WITH 3M; PRESENT OCCUPATION OR
                              EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE
NAME AND BUSINESS ADDRESS     PAST FIVE YEARS.

Charles Reich                 Executive Vice President, Specialty Material
                              Markets and Corporate Services since September
                              1999; Group Vice President, Specialty Material
                              Markets Group, January 1999; Group Vice President,
                              Chemical Markets Group, March 1998; Division Vice
                              President, Occupational Health and Environmental
                              Safety Division, July 1997; Division Vice
                              President, Dental Products Division, April 1990.

Rozanne L. Ridgway            Director of 3M since 1989; former Assistant
3M                            Secretary of State for Europe and Canada; Member
P.O. Box 33428                of the Board Organization and Compensation
St. Paul, MN 55133-3428       Committee; Ms. Ridgway served from 1985 until her
                              retirement in 1989 as Assistant Secretary of State for European and Canadian Affairs. Ms. Ridgway is a director of Bell Atlantic Corporation, The
                              Boeing Company, Emerson Electric Co., Nabisco,
                              Sara Lee Corporation, and Union Carbide
                              Corporation. Ms. Ridgway is also chair of the Baltic-American Enterprise Fund.

Frank Shrontz                 Director of 3M since 1992; Chairman Emeritus,
3M                            The Boeing Company; Chief Executive Officer of
P.O. Box 33428                Boeing from 1986 and Chairman of the Board from
St. Paul, MN 55133-3428       1988 until his retirement in 1997. Mr. Shrontz is
                              a director of Boise Cascade Corporation and Chevron Corporation, and a citizen regent on the Smithsonian Institution's Board of Regents. Mr.
                              Shrontz is also a member of the Business Council.

F. Alan Smith                 Director of 3M since 1986; Chairman of
3M                            Advanced Accessory Systems, Inc.; Chairman of
P.O. Box 33428                Mackie Automotive System; Retired Executive Vice
St. Paul, MN 55133-3428       President and Director, General Motors
                              Corporation; Chairman of the Audit Committee and
                              Member of the Public Issues Committee. Mr. Smith was a director of General Motors from 1981 until his retirement in 1992. Mr. Smith is a director of TransPro, Inc., and a trustee of the Florida
                              Institute of Technology.

Louis W. Sullivan             Director of 3M since 1993; President,
                              Morehouse School of Medicine, Atlanta, Georgia;
                              Dr. Sullivan is a member of the Audit and Public
                              Issues Committees; Dr. Sullivan served as
                              Secretary, United States Department of Health and
                              Human Services, from 1989 to 1993. He returned to
                              Morehouse School of Medicine in 1993. Dr. Sullivan is a director of Bristol-Myers Squibb Company, CIGNA Corporation, Equifax, Inc., General Motors
                              Corporation, Georgia-Pacific Corporation, and
                              Household International. Dr. Sullivan is also a director of the Boy Scouts of American and a trustee of the Little League Foundation.

                              POSITION WITH 3M; PRESENT OCCUPATION OR
                              EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE
NAME AND BUSINESS ADDRESS     PAST FIVE YEARS.

John J. Ursu                  Senior Vice President, Legal Affairs and General
                              Counsel since 1997;Vice President, Legal Affairs and General Counsel in 1993.

Ronald A. Weber               Executive Vice President, Transportation, Graphics
                              and Safety Markets since 2000; Division Vice
                              President, Automotive Division in 1996; Division
                              Vice President, Automotive Engineered Systems in
                              1995.

Harold J. Wiens               Executive Vice President, Industrial Markets since
                              September 1999; Executive Vice President,
                              Industrial and Electro Markets, June 1999;
                              Executive Vice President, Industrial and Consumer
                              Markets, July 1998; Group Vice President,
                              Industrial Markets Group, January 1998; Executive
                              Vice President, Sumitomo 3M Ltd. May 1995.